

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 27, 2006

Mr. John M. Donnan
Vice President, General Counsel and Secretary
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610-2831

> **Re: Kaiser Aluminum Corporation**
> **Registration Statement on Form S-1**
> **Filed September 27, 2006**
> **File No. 33-137623**
>
> **Form 10-Q for the period ended June 30, 2006**
> **Filed August 14, 2006**
> **File No. 0-52105**

Dear Mr. Donnan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

We have limited our review to compliance with the comment issued below regarding the Form 10-Q.

Form 10-Q for the period ended June 30, 2006

Controls and Procedures, page 57

1.   You indicate that your principal executive officer and principal financial officer
     "determined that this deficiency constituted a material weakness … at December
     31, 2005 and during the first quarter of 2006." However, you also identify actions
     that you are "working" on or intend to implement to address your material
     weaknesses. It does not appear that your remediation efforts have been
     completed. It is therefore unclear whether any material weaknesses still existed at
     the end of this period. Please revise to clarify.

     In this regard, we note your disclosure in the second paragraph suggesting that
     during the second quarter of 2006 you were still in the process of implementing
     measures to address the weaknesses you had identified and your later statement
     that "the level of assurance [you] have over internal accounting and financial
     accounting control is not as strong as desired *or as in past periods*." Given these
     statements, tell us why you did not have any changes in your internal control over
     financial reporting during the second quarter of 2006 that have materially
     affected, or are reasonably likely to materially affect, your internal control over
     financial reporting. Please revise or advise.

     Finally, with regards to your statement at the end of this section "the level of
     assurance [you] have over internal accounting and financial accounting control is
     not as strong as desired or as in past period," please explain to us what you mean
     by this statement and advise us what it would require for you to remove this
     qualifying language.

                                          * * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
        J. Goeken
        C. Moncada-Terry

        <u>VIA FACSIMILE</u>
        Troy B Lewis
        Jones Day
        214-969-5100